FOR IMMEDIATE RELEASE

                                  CONTACT:  Patrick W. Allender
                                            Chief Financial Officer
                                            (202) 828-0850

          DANAHER CORPORATION EXTENDS TENDER OFFER FOR
                              EXIDE ELECTRONICS GROUP
          ______________________________________________________________

               WASHINGTON, D.C., August 6, 1997 - Danaher Corporation (NYSE: DHR) announced today that its has extended its cash tender offer for all outstanding Exide Electronics Group, Inc. (NASDAQ:
          XUPS) equity securities (common shares, preferred shares and warrants) at a price equivalent to $20 per share until 5:00 p.m., New York City time, on August 20, 1997, unless further extended. The offer, which is being made by a wholly owned subsidiary of Danaher, was originally scheduled to expire at 12:00 midnight, New York City time, on August 6, 1997.

               Danaher also announced that the waiting period with respect to the offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired.

               A total of approximately 124,000 Exide shares have been tendered.

               Exide Electronics provides Strategic Power Management(TM) solutions to a broad range of businesses and institutions worldwide. Exide Electronics' products are used for networking, financial, medical, industrial, voice and data communications, military and aerospace applications --wherever continuous power is essential to daily operations.

               Danaher Corporation is a leading manufacturer of Tools and Components and Process/Environmental Controls.
          (http://www.danaher.com)

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